
ng technology stack an expensive black hole?
rategic asset that pays for itself many times over.

Anita Brearton · 2nd

Founder/CEO CabinetM | Alum Barclays/Techstars Female Founders First Program

Boston, Massachusetts, United States ·

Contact info

500+ connections



1 mutual connection: Christian Magel

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CabinetM

Randolph-Macon Woman's College

Experience

Founder/CEO
CabinetM · Full-time
Jan 2014 – Present · 7 yrs 7 mos
Boston, Massachusetts, United States

Founder/CEO
LibraryM · Full-time
Nov 2020 – Present · 9 mos
Greater Boston Area

CabinetM simplifies the complexity of marketing in today's digital universe.

Author
Attack Your Stack
Jan 2019 – Present · 2 yrs 7 mos
Greater Boston Area

A practical guide to building and managing a marketing technology stack

Managing Director,
Golden Seeds
2007 – Present · 14 yrs

Golden Seeds invests in women-led ventures that have the potential to grow into multi-million dollar businesses, and provide women entrepreneurs with strategic business advice and the tools they need for growth. ...see more

Vice Chairman of the Board
MassVentures
2011 – Jun 2019 · 8 yrs

MassVentures meets critical capital needs in the Massachusetts innovation economy, providing seed and early-stage venture funding to high growth startups as they move from concept to commercialization. ...see more

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Education

Randolph-Macon Woman's College
Bachelor of Arts, Psychology

Skills & endorsements

Start-ups · 99+

Endorsed by **Christopher Mirabile and 26 others who are highly skilled at this**

Endorsed by **2 of Anita's colleagues at CabinetM**

Entrepreneurship · 72

Endorsed by **Christopher Mirabile and 15 others who are highly skilled at this**

Endorsed by **6 of Anita's colleagues at Golden Seeds**

Strategy · 47



Endorsed by **Patricia Gottesman and 8 others who are highly skilled at this**

Endorsed by **2 of Anita's colleagues at CabinetM**

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Recommendations

Received (0) Given (14)



Siddharth Garg
MBA IMT Ghaziabad | Program Management | Product Management | Business Strategy & Marketing | Technology
June 16, 2021, Anita was a client of Siddharth's

Siddharth was my development project manager for two years and excelled at ensuring development projects were scoped correctly and completed on time and on budget; he was very much the glue that kept the team in sync and working well together. What I most appreciated was his critical e... See more



Dave Casion
Chief Technology Officer | Brainshark | Data-Driven Sales Readiness
September 29, 2020, Anita worked with Dave but at different companies

Dave is a business leader's ideal CTO -- he looks at technology development through the lens of business objectives and customer needs and works closely with the rest of the C-Suite to deliver exceptional products. Dave is a disciplined and pragmatic technology leader willing to leverage a co... See more

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